FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company

The full name of the Company and the address of its principal office in Canada is:

Endeavour Silver Corp.
800-850 West Hastings Street
Vancouver, B.C.
V6C 1E1

Item 2	Date of Material Change

The date of the material change is April 24, 2006.

Item 3	News Release

The date of issuance of the news release was April 25, 2006.

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta, Quebec and Ontario, to the Toronto Stock Exchange and through the required news disseminator services.

Item 4	Summary of Material Change

As disclosed by the Company in its press release dated March 28, 2006 announcing a brokered private placement of up to 7,000,000 special warrants, by press release dated April 25, 2006 the Company announced that on April 24, 2006 it closed the placement of 5,110,000 special warrants at CA$4.50 each, generating gross proceeds to Endeavour of CA$22,995,000.

Each special warrant entitles the holder to acquire, on exercise or deemed exercise, one common share and one-half common share purchase warrant. Each whole share purchase warrant will be exercisable for one common share of the Company at a price of CA$5.25 for a period of 18 months ending October 24, 2007.

Endeavour has agreed to file a short form prospectus qualifying the issuance of the common shares and warrants issuable on exercise or deemed exercise of the special warrants. In the event Endeavour fails to obtain receipts for the final short form prospectus on or before July 15, 2006, each special warrant will entitle the holder to acquire 1.1 common shares and 0.55 share purchase warrant on exercise or deemed exercise thereof. Endeavour has agreed to seek a listing for the common share purchase warrants on the Toronto Stock Exchange and has received their conditional approval, subject to meeting certain additional terms and conditions.

The issuance of the remaining 1,890,000 special warrants will be subject to shareholder approval, in accordance with the policies of the Toronto Stock Exchange. Salman Partners Inc., the lead agent and bookrunner for this offering, has advised Endeavour that, subject to the receipt of shareholder approval to the issue of the remaining 1,890,000 special warrants (and related agent special warrants) to be sought at the Company’s Annual and Special General Meeting on June 14, 2006 and all required regulatory approvals, it expects to sell the remaining special warrants for additional gross proceeds of $8,505,000 at that time.

Salman Partners Inc. led the syndicate of agents that included BMO Nesbitt Burns Inc., Dundee Securities Corporation and Canaccord Capital Corporation (together, the “Agents”). On closing, the Agents received a 6% cash commission of $1,379,700 as well as 306,600 agent special warrants. Each agent special warrant will, upon exercise or deemed exercise, convert into one agent warrant. The agent warrants to be issued on conversion of the agent special warrants issued are not exercisable until the earlier of (a) the date the final prospectus qualifying their distribution has been receipted, and (b) the date shareholder approval for their exercise is obtained. When exercisable, each agent warrant will be exercisable to acquire one common share at CA$5.25 per share until October 24, 2007.

The total net proceeds of CA$21,615,300 received by the Company, plus proceeds to be received in the event of the successful completion of the placement of the remaining special warrants (for additional gross proceeds of up to $8,505,000), are expected to be used for the potential acquisition, exploration and development of additional advanced silver mine projects in Mexico and Latin America, and for working capital.

Item 5	Full Description of Material Change

Pursuant to an Agency Agreement dated for reference April 24, 2006, among the Company, Salman Partners Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Dundee Securities Corporation, the agents agreed to use their best efforts to offer for sale, on a private placement basis, up to an aggregate of 5,000,000 Special Warrants at a purchase price of $4.50 per Special Warrant. The Company also granted to the Agents an option (the “Over-Allotment Option”) to sell, at the Agent’s election, up to 2,000,000 additional Special Warrants at $4.50 per Special Warrant. As set out in Item 4 above, the Special Warrant private placement closed, as to the first tranche comprising of 5,110,000 Special Warrants, on April 24, 2006. Shareholder approval is required prior to the closing of the second tranche of an additional 1,890,000 Special Warrants and such shareholder approval will be sought at the Company’s Annual and Special General Meeting scheduled to be held on June 14, 2006.

In addition, as disclosed in Item 4 above, the Company has agreed to file a short form prospectus qualifying the issuance of the common shares and warrants issuable on exercise or deemed exercise of the special warrants. In the event the Company fails to obtain receipts for the final short form prospectus on or before July 15, 2006, each special warrant will entitle the holder to acquire 1.1 common shares and 0.55 share purchase warrant on exercise or deemed exercise thereof. The Company has agreed to seek a listing for the common share purchase warrants on the Toronto Stock Exchange and has obtained their conditional approval.

A copy of the Company’s April 25, 2006 press release is attached hereto as Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted in this report.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or the name of an officer through whom such executive officer may be contacted is as follows:

Name:	Philip Yee, CFO
Bus. Tel:	(604) 685-9775

Item 9	Date of Report

Dated at Vancouver, British Columbia, this 26th day of April, 2006.

“Stewart L. Lockwood”
_____________________________
Stewart L. Lockwood, Corporate Secretary